Consent to Serve as a Director of Vita Food Products, Inc.


I hereby consent to the use of my name as a director in this Registration Statement on Form SB-2 of Vita Food Products, Inc., registration number 333-5738, as I have agreed to become a director of Vita Food Products, Inc. effective on the closing of the offering contemplated by the Registration Statement.

Signed this 1st day of November, 1996.


/s/ Steven A. Rothstein
---------------------------------
Steven A. Rothstein